UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Commission file number: 001-38040
______________________
FORM 12b-25
______________________
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION
Alta Mesa Resources, Inc.
Full Name of Registrant

Silver Run Acquisition Corp II
Former Name if Applicable
15021 Katy Freeway, Suite 400
Address of Principal Executive Office (Street and Number)
Houston, Texas 77094
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Alta Mesa Resources, Inc. (the “Company”) has not completed the filing of its Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”). The Company is finalizing its year-end financial statements and related disclosures and its assessment of the effectiveness of its internal control over financial reporting, which is expected to result in the report of material weaknesses. Following the filing of the 2018 Form 10-K, the Company will work towards becoming current in its filings as soon as practicable. Due to the Company’s efforts in resolving the aforementioned matters, the Company is not able to finalize the financial statements and related information for inclusion in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the “Q1 2019 Form 10-Q”). Accordingly, the Company is unable to file the Q1 2019 Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John C. Regan	281	530-0991
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes  ☐ No  ☒

The Company has not yet filed its 2018 Form 10-K.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently estimates the quarter ended March 31, 2019 will result in a net loss of approximately $13 million as compared to a net loss of $48 million for the quarter ended March 31, 2018. The primary drivers to the change in net loss are $27 million of increased revenue associated with increased production, $8 million in increased unrealized derivative losses, $7 million of increased lease operating expense and $6 million of increased depletion associated with increased production, $30 million of decreased G&A due to the non-recurrence of costs related to the Business Combination, $5 million of increased interest expense and other more insignificant fluctuations.

As discussed in our previous filings with the Commission, the Company completed a business combination on February 9, 2018 in which it acquired interests in Alta Mesa Holdings, LP (“Alta Mesa”), Alta Mesa Holdings GP, LLC and Kingfisher Midstream LLC (“KFM”). As a result of the business combination, Alta Mesa is considered our accounting predecessor. Accordingly, the results of operations referenced above for the quarter ended March 31, 2018 includes only the consolidated results of Alta Mesa from January 1, 2018 through February 8, 2018 and reflect the consolidation of Alta Mesa and KFM beginning on February 9, 2018. The operating results for the quarter ended March 31, 2019 reflect the consolidation of Alta Mesa and KFM for the entire period. The preliminary financial results for all periods are shown before consideration of non-controlling interests.

Alta Mesa is currently in discussions with the lenders under its credit facility in order to seek relief, including with respect to the leverage ratio financial covenant.  If unsuccessful in obtaining that relief, Alta Mesa may be unable to comply with the terms of the facility during 2019, which would permit the lenders to cease making amounts available under the facility, to require cash collateral for outstanding letters of credit and to exercise other rights under the facility. The Company has determined that there is substantial doubt about its ability to continue as a going concern due to the uncertainty of the negotiations with its lenders.

The financial information set forth herein consists of unaudited results. In addition, the statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, the outcome of the Alta Mesa credit facility covenant relief, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated, including the Company’s ability to comply with the documents governing its indebtedness. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements and audit to be included in the 2018 Form 10-K, the Company’s unaudited financial statements to be included in the Q1 2019 Form 10-Q, the outcome of Alta Mesa’s discussions with its lenders and those described under Risk Factors in the Company’s most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission.

 Alta Mesa Resources, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2019	By:	/s/ John C. Regan
John C. Regan
Chief Financial Officer